Mail Stop 3561

October 12, 2006

Ms. Emily Tsen
209 State Street
Presque Isle, ME 04769

      Re: **Allura International Inc.**
             Form 20-F for Fiscal Year Ended March 31, 2005
             Filed October 14, 2005
             File Number 0-30228

Dear Ms. Tsen:

We have reviewed your response letter dated September 25, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for Fiscal Year Ended March 31, 2005

1.   We note your response to comment three of our letter dated February 14, 2006. We do not see your proposed revision in the draft Form 20-F/A to reflect the marketing expenditures as a reduction of revenue. Please revise or tell us the amount reclassified and the specific line items revised. In this regard, the draft provided with your response was not marked as indicated in your letter.

2.   Please refer to comment 12 in our letter dated February 14, 2006. We have read your proposed revised disclosure and it appears that the changes in internal

controls occurred subsequent to the fiscal year end and not during the fiscal year. Please revise to clearly disclose any change in your internal control over financial reporting that occurred during the fiscal year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there were no changes during the period covered by the report, state that fact. If changes were made subsequent to the period covered by the report, revise to clarify that fact. See (d) of Item 15 of Form 20-F.

3.   We note your response to comment 17 of our letter dated February 17, 2006 that the capitalized software does not relate to Bygo. Since Bygo has devoted its efforts and resources to developing the software and hardware necessary to execute its business plan, please tell us how you have accounted for the related expenditures. Also, please expand your disclosure to include your accounting policy for software development.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 if you have any other questions.

Sincerely,

Michael Moran
Branch Chief